U.S. SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                           FORM 10-SB12G

                    GENERAL FORM FOR REGISTRATION OF
                  SECURITIES OF SMALL BUSINESS ISSUERS
     Under Section 12(b) Or 12(g) Of The Securities Act Of 1934



            International Environmental Technologies, Inc.
           ------------------------------------------------
            (Name of Small Business Issuer in Its Charter)

          California                      33-0735929
     ----------------------      -----------------------------
 (State or Other Jurisdictions      (I.R.S. Employer Identifi-
 Incorporation or Organization)      cation Number


          9756 Charleville Blvd.
            Beverly Hills, CA                       90212
       -----------------------------------         ---------
      (Address of Principal Executive Offices)    (Zip Code)

                         (310) 922-7773
         -----------------------------------------------
         (Issuer's Telephone Number, Including Area Code)



Securities to be registered under Section 12(b) of the Act: None

Securities to be registered under Section 12(g) of the Act:

               Common Stock, no-par value $.000
                -----------------------------
                        (Title of Class)
















1

                           PART I

ITEM 1. DESCRIPTION OF BUSINESS
-------------------------------

History

International Environmental Technologies, Inc (hereinafter the "Company"), is a development stage company with limited operating history and financial history, was founded by Nicholas A. Czuczko (hereinafter "Czuczko") and organized as a marketing and distribution group to distribute mechanically efficient variable ratio transmission systems. The Company was incorporated in California on Dec 11, 1996, as a successor to N A Czuczko & Co., a privately-held company. N A Czuczko & Co was a design engineering consulting firm for power transfer system applications from Jan 15, 1996, until Dec 16, 1996, when International Environmental Technologies, Inc was incorporated as a successor. The Company currently has three (3) employees.

History of Services

From Dec 1996 to March 1998, the Company developed consulting services designed to increase the efficiency of power transfers systems. During this period, current methods of transferring energy from a power source to a driven load had been without significant change for several decades which provided numerous applications that the Company provided services too. From introducing transmission systems to the industrial and municipal pumping system industries, to the redesigning of automobile drivetrains to incorporate less moving parts and more efficient methods of transferring the power from and automobile's engine through the drivetrain to utilize more power and increase fuel efficiency. Industries that the Company provided consulting services for included municipal water districts, automobile manufacturers (conventional & electric), electrical power generators, commercial vehicle transmission, and marine vessel manufacturers.

The consulting services that the Company provided from 1996 to 1998 included the transfer of intellectual property and proprietary information that was not available from any other consulting firm that the Company had knowledge of creating a distinct competitive advantage.

History of Products

In 1996, the Company secured exclusive international (non-domestic) distribution rights to the Automatic Mechanical Variable Ratio Transmission (hereinafter "AMVRT") System and planed to begin marketing of the system in June of 1998. The AMVRT was a completely new transmission system that incorporated nineteen (19) points of patented technology to improve the mechanical and drivetrain efficiencies of automobiles, commercial vehicles, electrical generating, marine, and pumping systems.

The above mentioned license was purchased in a non-monetary transaction from David W. Langevin, dba Variable Ratio Technology, Inc for the sum

2
of $3,000,000. David W. Langevin is responsible for the invention of the AMVRT system and holds all patents to the invention (U.S. Patent # 5,653,143).

The AMVRT system was a fully automatic gear to gear computer-controlled variable ratio transmission system the converted a constant speed input into a wide range variable speed output producing a near linear acceleration output curve.

The basic design of the AMVRT lent itself to up of downsizing depending on the intended use. The design allowed for thirteen ratios in one housing and still retained a prime mover status. The AMVRT, dependant on the number of gears in a housing, weighed 30 to 50 percent less than a conventional transmission and was physically smaller.

The total concept behind the operation of the AMVRT differed from conventional transmissions. A series of gears progressively increasing in diameter and number of teeth, enabled ratio changes to be evenly distributed over a narrow or broad range. Since the AMVRT had only a single gear engagement, it had a mechanical efficiency rating in the upper-ninety percentile and required only eight (8) inch pounds of pressure to turn. With the AMVRT's flexibility and ability to run in close ratios, power sources made use of peak torque (highest efficiency) through the entire driving range increasing the applications efficiency.

History of Markets

The market for products such as the AMVRT increased from 1996 to 1998. Based on the Company's research, there were several industries that included: the automotive, commercial vehicle, electrical generation, marine, pumping, and others around the world that were actively seeking out and trying to develop new ways to increase the efficiency of power transmission systems. The trends were toward finding mechanically efficient advantages to achieve this increase in efficiency. At the time, after several international patents searches, the Company determined the AMVRT was the only patented product that had the aforementioned mechanical advantages to achieve the increase in power source efficiency.

Demands during this time for better fuel mileage and reduced emissions for automobiles, along with federal mandates being imposed on industry around the world to conserve energy and natural resources have created a market opportunity for the AMVRT. The AMVRT would aid industry in meeting the demands by improving the efficiency of diesel, electric, turbine, and gasoline power sources.

Reg. A Public Offering in 1997 Under the Securities Act of 1933

In 1997, the Management of the Company determined an investment in the Company was required to payoff notes payable and increase cash flow for growth. A Reg. A Offering was registered under the Securities Act of 1933 and declared effective. The Offering was also registered in the States of California, New York, Massachusetts, and Illinois. The commencement of the Offering took place on March 16, 1998.

3
The Company offered 1,000,000 Shares of the Company's Common Stock (hereinafter "Shares") at a arbitrary per share offering price of $5.00 (the "Offering"). The minimum subscription was 100 shares ($500.00). The Company's directors and officers were the only parties to undertake the direct participation offering. The Company planed to offer and sell Shares directly to the public and did not retain any underwriters, brokers, or placement agents in connection with the Offering. There was no minimum to the Offering and had a designated termination date of Dec 31, 1998.

The Company prepared and Offering Circular that was supplied to potential investors and no persons were allowed to make different or broader statements than those contained within the Circular. Investors were cautioned not to rely upon any information not expressly set forth in the Offering Circular.

The securities offered were 1,000,000 Shares of the Company's Common Stock of which 12,000,000 are authorized to issue with no-par value pursuant to the Offering Circular. Of the 1,525,000 issued and outstanding, all Shares were offered and sold in private transactions, exempt from registration with the United States Securities and Exchange Commission.

The Offering Circular contained the "security ownership of management and certain "securityholders" and "interest of management and others in certain transactions." The Company has only one class of Common Stock with no-par value and voting rights of one vote per share. The Company has 12,000,000 authorized shares of which 1,525,000 were issued and outstanding at the time of the Offering and all owned by management with direct or indirect interest. The following is a list of the three
(3) transactions to which the issuer was a party at the time of the
Offering:

Transaction (1) between Nicholas A. Czuczko and the Company
Dec 11, 1996, Czuczko received 1,500,000 Shares of the Company's Common Stock. In return, Czuczko contributed $15,000 in cash, $4,845 worth of office equipment and exclusive international distribution rights to the AMVRT System (the value paid by Czuczko was $3,000,000 ($0 net).

Transaction (2) between James M. Hollman and the Company
Dec 11, 1996, Hollman received 15,000 Shares of the Company's Common Stock. In return, Hollman contributed time and experience to the Company's organization and a value of $4,500 to the Company.

Transaction (3) between John Yeung and the Company
Dec 11, 1996, Yeung received 10,000 Shares of the Company's Common Stock. In return, Yeung contributed time and experience to the Company's organization at a value of $3,000 to the Company.

The holders of the Company's Common stock are entitled to one vote per share in each matter to be voted by the shareholders. Holders of the Company's Common Stock will be entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available for distribution after all dividends payable or in arrears are paid to the preferred shareholders. With respect to any

4
proposed "going private" transaction, sale liquidation, or any other form of disposition of all or substantially all of the Company's assets, holders of the Common Stock have the right to a ratable portion of the assets remaining after payment of all indebtedness and payments to shareholders of the Company's Preferred Stock. Stockholders of the Company have no preemptive rights or other rights to subscribe for additional Shares. No Shares of the Common Stock have conversion rights or are subject to redemption. There are no provisions in the by-laws that would delay, defer or prevent a change in control of the Company.

The Company identified several "risks factors" associated with the Offering that include, but not limited to: limited operating history, development stage company, licensed products in prototype stage, lack of public market, dependence on key executives, control by existing management, lack of dividends, no minimum offering amount or escrow account, arbitrary offering price, penny stock regulation, dilution, self-underwritten offering, competition, uncertainty of market acceptance of the company's products, product defects, limited protection of intellectual property and proprietary rights, cumulative voting, the uses of estimates, and Company's dependence on VRT Inc. Potential investors were cautioned that in addition to the abovementioned risk factors that businesses are often subject to risk factors not foreseen or fully appreciated by management and keep in mind other possible risks that could be important.

In 1998, the Company's management determined that it's dependence on VRT Inc was to severe to continue with operations. VRT Inc was suffering from financial and management decisions and considering bankruptcy because of the inability to secure financing.

The Company elected to pause operations in Jan 1999 until it could determine if or when VRT Inc could produce the AMVRT. At that time, the Company returned distribution rights to VRT inc for the AMVRT in consideration for the return of a note payable of $3,000,000 paid for the rights ($0 net).


ITEM 2. MANAGEMENT?S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION
-----------------------------------------------------------------

At the time of this report, International Environmental Technologies, Inc has had no revenue from operations since 1998. The Company is still considered a development stage company and investment in the Company involves a high degree of risk.

The management of the Company is reorganizing and actively seeking a merger or acquisition to continue operations. At the time of this report, no possible buyers have been identified.


ITEM 3.  DISCRIPTION OF PROPERTY
--------------------------------------------------------

As of Nov 30, 2003, the Company has net tangible property of

5
$5,000,000. The above mentioned property consisting of one (1) note receivable for $5,000,000 at 0% per annum due to the Company on Dec 31, 2008, from Nicholas A. Czuczko. The note receivable was paid in consideration for 1,000,000 Shares of the Company's Common Stock on Dec 31, 1998.

The Company has been conducting business at 9756 Charleville Blvd
Beverly Hills, CA 90212. Mr. Czuczko provides the office space at this location at no cost to the Company nor will the Company pay any compensation for this space in the near future.


ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT
------------------------------------------------------------

The following table sets forth certain information regarding Common Stock beneficially owned on Nov, 30 2003, for (i) each shareholder known by us to be the beneficial owner of five (5%) percent or more of our issued and outstanding Common Stock, (ii) each of our executive officers and directors, and (iii) all executive officers and directors as a group.
At November, 30, 2003, there were 2,525,000, respectively, shares of our Common Stock issued and outstanding.

Name and Address        Amount and Nature of
of Beneficial              Beneficial            Percent of
Owner (1)                 Ownership (2)            Class
----------------        --------------------     ----------
Nicholas A. Czuczk          2,500,000               99%
9756 Charleville Blvd
Beverly Hills CA, 90212

James M. Hollman             15,000                 .6%
93 Hilltop Drive
Randolph, NJ 07869

John Yeung                   10,000                 .4%
1131-B El Centro
South Pasadena, CA 91030
----------------------------
All Executive Officers and
Directors as a group
(3 persons)                 2,525,000               100%

(1) The persons named above, who are the only officers, directors and principal shareholders, may be deemed to be parents and promoters, within the meaning of such terms under the Securities Act of 1933, by virtue of their direct securities holdings. These persons are the only promoters.

(2) In general, a person is considered a beneficial owner of a security if that person has or shares the power to vote or direct the voting of such security, or the power to dispose of such security. A person is also considered to be a beneficial

6
owner of any securities of which the person has the right to acquire beneficial ownership within (60) days.


ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND
SIGNIFICANT EMPLOYEES
----------------------------------------------------
Set forth below is certain information relating to the Company's directors and executive officers.

Name			Age	Titles

Nicholas A. Czuczko	31	Chairman of the Board, CEO

James M. Hollman	31	Treasurer, CFO

John Yeung		32	Secretary, VP of Distribution

Members of the Board of Directors are elected for one year terms and until their successors are duly elected and qualified. Executive officers are appointed by the Board of Directors annually to serve for one year terms and until there successors are duly elected and qualified.

Nicholas A. Czuczko has served as Chairman of the Board and CEO of the Company since 1996. Czuczko also serves on the Board of Directors of Planet Earth's Environment Inc (a nonprofit environmental organization) since 1992 and is Chairman and CEO of Epic Media Inc. He holds a Bachelor Degree in Business Administration from the University of La Verne.

James M. Hollman CPA has served as Treasurer of the Board and CFO of the Company since 1996. Prior to joining the Company, Hollman served as Senior Auditor for Arthur Anderson LLP since 1996 and as Accountant In Charge for Deloitte & Touche LLP since 1994. Hollman has logged over 10,000 hours of industry audit experience with emphasis in real estate, investments, and trade. He holds a Bachelor Degree in Accounting from Loyola Marymount University.

John Yeung has served as Secretary of the Board and VP of Distribution since 1996. Prior to joining the Company, Yeung served as managing director of WPC Logistics Hong Kong Limited and was responsible for service related marketing material and business production in and around Hong Kong. He holds a Bachelor Degree in Business Administration from the University of La Verne.


ITEM 6.  EXECUTIVE COMPENSATION
-------------------------------
The officers and directors do not presently receive a salary for their services and there are currently no plans to implement any such compensation. They are, however, reimbursed for any out-of-pocket expenses incurred on our behalf.
Therefore, no summary compensation tables are included herein.


7
Employment Agreements

The officers and directors are not currently party to any employment agreements. We presently have no pension, health, annuity, insurance, stock options, profit sharing or similar benefit plans; however, it may adopt such plans in the future. There are presently no personal benefits available to directors, officers or employees.



ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
-------------------------------------------------------
We do not currently have any related transactions and have not yet formulated a policy for the resolution of any conflicts, should they arise.


ITEM 8. DESCRIPTION OF SECURITIES
---------------------------------
On the date of the filing of this registration statement, there were 2,525,000 shares of Common Stock issued and outstanding.

Common Stock
------------
The holders of the Company's Common stock are entitled to one vote per share in each matter to be voted by the shareholders. Holders of the Company's Common Stock will be entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available for distribution after all dividends payable or in arrears are paid to the preferred shareholders. With respect to any proposed going private transaction, sale liquidation, or any other form of disposition of all or substantially all of the Company's assets, holders of the Common Stock have the right to a ratable portion of the assets remaining after payment of all indebtedness and payments to shareholders of the Company's Preferred Stock. Stockholders of the Company have no preemptive rights or other rights to subscribe for additional Shares. No Shares of the Common Stock have conversion rights or are subject to redemption. There are no provisions in the by-laws that would delay, defer or prevent a change in control of the Company.

Cash Dividends
--------------
As of the date of this registration statement, we have not paid any cash dividends to stockholders. The declaration of any future cash dividend will be at the discretion of the Board of Directors and will depend upon the earnings, if any, capital requirements and our financial position, general economic conditions, and other pertinent conditions. It is our present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, into the business.



8
Reports
-------
We will furnish audited annual financial reports to stockholders, certified by our independent accountants, and will furnish unaudited quarterly financial reports, reviewed by our independent accountants.



                           PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON COMMON EQUITY AND
OTHER STOCKHOLDER MATTERS
-----------------------------------------------------------

There is currently no principal market or markets where the Company's Common Equity is traded.

At Nov. 30, 2003 and as of the date of the filing of this registration statement, there were 3 shareholders of record, holding a total of 2,525,000 shares of our Common Stock. The Common Stock is currently listed for trading on any exchange.

A total of 2,525,000 shares our held by our officers and directors, all of which are unrestricted securities, as that term is defined in Rule 144 of the Rules and Regulations of the Securities and Exchange Commission, promulgated under the Act. Under Rule 144, such shares can be publicly sold, subject to volume restrictions and certain restrictions on the manner of sale, commencing one year after their acquisition. A total of 1,000,000 of the issued and outstanding shares were sold in a public offering registered in the States of CA, NY, IL, MA, OR pursuant to an exemption provided by Reg. A, and are unrestricted securities and may be publicly sold at any time, without restriction.


ITEM 2. LEGAL PROCEEDINGS
-------------------------

The Company has no past, pending or threaten litigation or administrative action which has had or may have any material effect upon the Company's business, financial condition, or operations, including any litigation involving the Company's officers, directors, or other personnel.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
-----------------------------------------------------

The Company is current seeking out and will retain independent auditors. There report will subsequently follow this registration statement.



9
ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES
-----------------------------------------------

The Company has had no recent sales of unregistered securities defined by item 701 of Regulation S-B.


ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS
-------------------------------------------------

Pursuant to Article II of our Articles of Incorporation and Article VII of our By-Laws, we may indemnify an officer or director who is made a party to any proceeding, including a law suit, because of his position, if he acted in good faith and in a manner he reasonably believed to be in our best interest. In certain cases, we may advance expenses incurred in defending any such proceeding. To the extent that the officer or director is successful on the merits in any such proceeding as to which such person is to be indemnified, we must indemnify him/her against all expenses incurred, including attorney's fees. With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order. The indemnification is intended to be to the fullest extent permitted by the laws of the State of California.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors or officers pursuant to the foregoing provisions, we are informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy, as expressed in said Act and is, therefore, unenforceable.


                        PART F/S


Following are the unaudited financial statements for the year ended Nov 30, 2002 and the year ended Nov 30, 2003


       International Environmental Technologies Inc.
             A Development Stage Company
                  Income Statement
            For the Year End Nov 30, 2003


REVENUES:
Revenue from Operations			$	    0

  Total revenues			$	    0

OPERATING EXPENSES:
Taxes					$	  800

10
Penalties					  456

  Total expenses			$	 1246


NET (LOSS) FROM OPERATIONS		$	(1246)


NET EARNINGS PER COMMON SHARE		$	(0.01)
2,525,000 common shares
issued and outstanding (1)

(1)	Common Shares - See Note 3 "Common Shares" in the
notes to these financial statements.




      International Environmental Technologies Inc.
              A Development Stage Company
                 Statement of Cashflows
             For the Year End Nov 30, 2003


CASHFLOWS FROM OPERATIONS:
Net (Loss)				$	(1,246)
Reconcile net (loss)			$	 1,246

Net cash provided by
Operating activities			$	     0


CASHFLOWS FROM INVESTING:

Net cash used by investing		$	     0


CASHLOWS FROM FINANCING:

Net cash from financing			$	     0

NET INCREASE IN CASH			$	     0
CASH BALANCE DEC 1, 2002		$	     0
CASH BALANCE NOV 30, 2003		$	     0


        International Environmental Technologies Inc.
              A Development Stage Company
            Statement of Shareholders' Equity
             For the Year End Nov 30, 2003

CAPITAL STOCK:
 Common Stock, no-par value		$ 5,015,000
 12,000,000 authorized and
 2,525,000 issued and out

11
  Total Capital Stock			$ 5,015,000

 Accumulated deficit			     23,798

TOTAL SHAREHOLDERS EQUITY		$ 4,991,202
AS OF NOV 30, 2003



        International Environmental Technologies Inc.
              A Development Stage Company
                      Balance Sheet
             For the Year End Nov 30, 2003

ASSETS:
Note Payable (1)			 $ 5,000,000

Total Assets				 $ 5,000,000


LIABILITIES:
Taxes Payable 				$	8,798

Total Liabilities			$	8,798

SHARE HOLDERS EQUITY			$ 4,991,202


(1) Note Payable - See Note 3 "COMMON SHARES" in the notes to these financial statements.


       International Environmental Technologies Inc.
             A Development Stage Company
                  Income Statement
            For the Year End Nov 30, 2002


REVENUES:
Revenue from Operations			$	    0

  Total revenues			$	    0

OPERATING EXPENSES:
Taxes					$	  800
Penalties					  404

  Total expenses			$	 1204


NET (LOSS) FROM OPERATIONS		$	(1204)

NET EARNINGS PER COMMON SHARE		$	(0.01)
2,525,000 common shares
issued and outstanding (1)

12
(2)	Common Shares - See Note 3 "Common Shares" in the
notes to these financial statements.



        International Environmental Technologies Inc.
              A Development Stage Company
                 Statement of Cashflows
             For the Year End Nov 30, 2002


CASHFLOWS FROM OPERATIONS:
Net (Loss)				$	(1,204)
Reconcile net (loss)			$	 1,204

Net cash provided by
Operating activities			$	     0


CASHFLOWS FROM INVESTING:

Net cash used by investing		$	     0


CASHLOWS FROM FINANCING:

Net cash from financing			$	     0

NET INCREASE IN CASH			$	     0
CASH BALANCE DEC 1, 2001		$	     0
CASH BALANCE NOV 30, 2002		$	     0



	  International Environmental Technologies Inc.
              A Development Stage Company
            Statement of Shareholders' Equity
             For the Year End Nov 30, 2002

CAPITAL STOCK:
 Common Stock, no-par value		$ 5,015,000
 12,000,000 authorized and
 2,525,000 issued and out

  Total Capital Stock			$ 5,015,000

 Accumulated deficit			     22,552

TOTAL SHAREHOLDERS EQUITY		$ 4,992,448
AS OF NOV 30, 2002






13
        International Environmental Technologies Inc.
              A Development Stage Company
                      Balance Sheet
             For the Year End Nov 30, 2002

ASSETS:
Note Payable (1)			$   5,000,000

Total Assets				$   5,000,000


LIABILITIES:
Taxes Payable 				$       7,552

Total Liabilities			$       7,552

SHARE HOLDERS EQUITY			$   4,992,448


(1) Note Payable - See Note 3 "COMMON SHARES" in the notes to these financial statements.



1.      BUSINESS OF THE CORPORATION AND GOING CONCERN

The Company was incorporated as International Environmental
Technologies, Inc. in the State of California, on Dec 11, 1996

The Company is in its development stage and to date its activities have been limited to initial organization and capital formation.

The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. The Company currently has no source of revenue. The ability of the Company to continue as a going concern is dependent upon its ability to raise substantial amounts of equity funds for use in administrative and investment activities.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

These financial statements have been prepared in United States of America dollars using United States of America Generally Accepted
Accounting Principles.

Accounting Method

The Company records income and expenses on the accrual method.

Fiscal Year

The fiscal year end of the Company is November 30.


14
Earnings (Loss) Per Share

Basic earnings (loss) per share includes no dilution and is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding in the period. Diluted earnings per share reflects the potential dilution of securities that could occur if securities or other contracts (such as stock options and warrants) to issue common stock were exercised or converted into common stock. The Company has no outstanding stock options or warrants.

Financial Instruments

Unless otherwise indicated, the fair value of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of the Company's financial statements in conformity with United States Generally Accepted Accounting Principles requires the Company's management to make estimates and assumptions that effect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.       COMMON SHARES

Of the Company's 2,525,000 Common Shares of Stock issued and outstanding, 1,525,000 Share were issued to the founders of the Company upon the incorporation of the Company on December 11, 1996, to Czuczko (1,500,000), Hollman (25,000), and Yeung (10,000). The remaining
1,000,000 Shares were purchased by Czuczko with a note due and payable on Nov 30, 2008, from the Company?s Reg. A. Offering in 1998.
















15
                            PART III


Items 1 and 2.   Index to and Description of Exhibits
----------------------------------------------------


Exhibit No.       Description               Page No.
----------        -----------               --------

    3(i)          Articles of Incorporation

    3(ii)         Bylaws


                           SIGNATURES
                           ----------

In accordance with Section 12 of the Securities Exchange Act, the Registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


International Environmental Technologies, Inc., a California
Corporation

Date:  Feb 6, 2004      By:/s/ Nicholas A. Czuczko, CEO
                                   and Director

Date:  Feb 6, 2004      By:/s/ James M. Hollman, CFO
                                   and Treasurer

Date:  Feb 6, 2004      By:/s/ John Yeung, Secretary
                               and VP of Distribution





















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